Exhibit 23.3

7550 IH 10 West, Suite 400
San Antonio, Texas 78229
Tel 210.348.1000 Fax 210.348.1003
www.frost.com

Date: April 26, 2013

The Board of Directors

Cvent Inc.

8180 Greensboro Dr., 9th Floor

McLean, VA 22102

Dear Sirs:

We, Frost & Sullivan of 331 E. Evelyn Ave., Suite 100, Mountain View, California, 94041, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1 (the “S-1”) of Cvent Inc. and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent overview of the global meetings and events industry (the “Industry Report”), and (iii) the statement(s) set out in the Schedule hereto.

We further consent to the reference to our firm, under the caption “Industry Data” in the S-1, as acting in the capacity of an expert in relation to the preparation of the Industry Report and the matters discussed therein.

Yours faithfully,

/s/ Greg Stratis
Name: Greg Stratis
Designation: Chief Financial Officer
For and on behalf of
Frost & Sullivan

SCHEDULE

1) A 2013 study conducted by Frost & Sullivan estimated that the global event management software market was $5.6 billion in 2012, which we view as an immediately addressable opportunity. The same study estimated that the global market for non-software event and meeting management was $22 billion in 2012, which included the additional labor of planning, managing and executing events and meetings using manual processes that we believe our platform could address and make more efficient.

2) According to a 2013 study conducted by Frost & Sullivan, enterprises spend an average of 1.1% of their revenues on events and meetings.

3) According to a 2013 Frost & Sullivan study, events and meetings represent an average of 24% of an organization’s departmental budget.

4) Frost & Sullivan estimates that group meetings and events represented $103 billion of revenue in 2012 globally for hotels. As a result, hotels spent an estimated aggregate of $3.9 billion on marketing and advertising to win that business. Group revenues often constitute a large hotel’s most profitable segment, and the competition among hotels for event business continues to escalate.

5) Although group events and meetings can account for approximately one-third of revenues for certain types of hotels, hotels on average spent only 13% of their marketing budget to solicit events and meetings business according to a 2013 study conducted by Frost & Sullivan.

6) According to a 2013 Frost & Sullivan study, 68% of organizations in the mid-market have never licensed event management software, and the majority of mid-market organizations’ events are still planned using manual processes. Likewise, their report also shows that 63% of large enterprises do not have a complete strategic meetings management program in place.

7) A 2013 study conducted by Frost & Sullivan estimated that the global market for events and meetings management, including such costs as accommodations, transportation and other support was approximately $565 billion in 2012. Of that amount, Frost & Sullivan estimated that the global event management software market was $5.6 billion in 2012, which we view as an immediately addressable opportunity. The same study estimated that the global market for non-software event and meeting management was $22 billion in 2012, which included the additional labor of planning, managing and executing events and meetings using manual processes that we believe can be made more efficient by our platform.

8) A Frost & Sullivan study conducted in March 2013 highlighted that event management solutions help planners at small- and medium-sized enterprises, on average, increase event attendance by 20%.

10) Unlike some other functions within an enterprise, planning for events is often not centralized in one department, and, in many cases, meeting planners are not required to seek advance approval to book a meeting or conference. This is a very large area of unbridled spend for an organization as, according to Frost & Sullivan, mid-market organizations host on average more than 15 events and meetings each year, costing an aggregate average of $103,000 annually, while large enterprises host on average more than 200 events and meetings each year, costing an aggregate average of $21 million annually.

12) Frost & Sullivan estimates that group meetings and events represented $103 billion of revenue in 2012 globally for hotels. As a result, hotels spent an estimated aggregate of $3.9 billion on marketing and advertising to win that business. The same study also concluded that, at certain types of hotels, group events and meetings can constitute approximately one-third of hotel revenues. Group revenues often constitute a large hotel’s most profitable segment because, in addition to the on-site sleeping rooms, groups often pay fees for the meeting space, as well as banquet food and beverage, and event attendees are hotel guests that are highly likely to utilize the hotel’s restaurants, shops and other paid amenities.

13) Hotels are beginning to realize the power of online advertising, as approximately 36% of hotels surveyed by Frost & Sullivan said they planned to increase their online advertising spend next year.

14) A March 2013 Frost & Sullivan study highlights that while group events and meetings can account for approximately one-third of revenues for certain types of hotels, these properties end up spending an average of 13% of their marketing budget to actively solicit events and meetings business.

15) According to Frost & Sullivan, for small- and medium-sized enterprises, many planners said it takes them five days or longer to execute, plan and manage events and meetings, inclusive of finding an appropriate venue and receiving pricing and availability information.

16) According to Frost & Sullivan, for mid-market clients, planners have been able to reduce event venue pricing by up to 15% by using event management software.

17) A 2013 Frost & Sullivan study estimated that 68% of organizations in the mid-market have never licensed event management software, and the majority of mid-market organizations’ events are still planned using manual processes. Likewise, their report also shows that 63% of large enterprises do not have a complete strategic meetings management program in place.

18) The Frost & Sullivan study states that, to date, 59% of planners for small- and medium-sized enterprises have never used a mobile app for any of their events.